Skadden, Arps, Slate, Meagher & Flom llp
ONE MANHATTAN WEST
NEW YORK, NY 10001
________

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

May 27, 2026
VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-3561 Attn: Michael Purcell Kevin Dougherty
RE:    New Fortress Energy Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 8, 2026
File No. 001-38790
On behalf of our client, New Fortress Energy Inc. (the “Company”), we acknowledge receipt of the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, Office of Energy & Transportation (the “Commission”), dated May 22, 2026 (the Comment Letter”), relating to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed by the Company with the Commission on May 8, 2026. Disclosure changes made in response to the Staff’s comments have been made and are reflected in the Definitive Proxy Statement (the “Proxy Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.
We are providing the following response to the Comment Letter on behalf of the Company.
To assist your review, we have retyped the text of the Staff’s comments in italics below.
Preliminary Proxy Statement on Schedule 14A
Proposal No. 3 The Charter Amendment Proposal, page 72
1.We note that your Charter Amendment Proposal contains Proposals 3A through 3G, and Proposal 3H that is "conditioned upon the receipt of the requisite vote on Proposals 3A through 3G," to approve the proposed Amended Certificate of Incorporation, which includes

Securities and Exchange Commission
May 27, 2026

the approval of all other changes in the Amended Certificate of Incorporation in connection with replacing the Certificate of Incorporation with the proposed Amended Certificate of Incorporation. However, we note that your form of proxy filed includes Proposal 3 as one proposal for shareholders to vote upon. Please provide your analysis as to why you are not required to unbundle this proposal and provide shareholders with separate votes regarding the changes in Proposals 3A through 3G. Please also clarify on the form of proxy if any proposal is conditioned on the approval of any other matter. Please refer to Rule 14a-4(a)(3) of Regulation 14A and Questions 101.02 and 101.03 to Exchange Act Rule 14a-4(a)(3) Questions and Answers of General Applicability (Unbundling under Rule 14a-4(a)(3) Generally), available on our website.
Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure throughout the Proxy Statement and on the proxy card to make clear the separation of Proposal 3 into individual proposals 3A through 3H. The Company has also added additional disclosure regarding the conditionality of each proposal on the other proposals included in the Proxy Statement.
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Please contact me at 212.735.3694 or at michael.schwartz@skadden.com if the Staff has any questions or requires additional information.
Very truly yours,
/s/ Michael J. Schwartz
cc:    New Fortress Energy Inc.
    Wesley R. Edens, Chief Executive Officer